UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Secured Note Financing

On April 29, 2024, Genius Group Limited (the “Company”) entered into a $5.72 million Non-Convertible Note (the “Note”) financing with the Investor. The total amount funded, in two tranches, is $5 million. $3.0 million was funded upon the initial closing (“Closing A”) with the remaining $2.0 million funded upon the Company’s timely filing of the 20-F among certain other conditions (“Closing B”).  The Note is a senior secured obligation of the Company and its subsidiaries with appropriate perfected liens pursuant to a security agreement. The Company’s subsidiaries also guaranteed the Company’s obligations under the Note. The term of the Note is 18 months with the unpaid balance due in full on the maturity date at 105% of the amount of the Note (the “Redemption Value”). The Company shall file within 30 days of closing and have declared effective within 90 days of closing (“Effectiveness Date”) a resale registration statement on Form F-1 covering the securities pursuant to this Transaction. Any delay with respect thereof shall result in liquidated damages of 2% of the Redemption Value for every 30-day period.

The Company shall repay the Notes in 15 equal monthly installments in cash at the Redemption Value ($400,000.00 per month or 240,000.00 per month if only Closing A is made) with the first installment occurring on the 4-month anniversary of the Closing Date. Upon completion of a Change of Control, the Investors may require the Company to purchase any outstanding Note in cash at 115% of the Redemption Value plus accrued but unpaid interest and any other amounts owed. Upon the completion of a subsequent placement, the Investor shall have the right (but not the obligation) to apply 25% of the gross proceeds of such subsequent placement (or 15% in the case of proceeds from an “At The Market” Facility) to repay any outstanding amounts under any Note outstanding at the Redemption Value.

The Definitive Documentation includes standard negative and affirmative covenants (including a negative covenant against placing further liens on Company assets and minimum cash of $750,000, which shall increase to $1.00 million upon Closing B) for this type of financing that will apply prior to all outstanding amounts under the Notes being repaid in full.

The Company also issued the Investor a five-year warrant to purchase 8,945,000 of its ordinary shares at a per share exercise price of $0.41. The warrants have registration rights as well with a registration statement to be filed within 30 days of closing and effective within 90 days.

Exhibit Index

Exhibit

10.1 Form of Secured Note Financing Documents
104 Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: April 29, 2024
	By:	/s/ Adrian Reese
	Name:	Adrian Reese
	Title:	Chief Financial Officer (Principal Financial Officer)